Mail Stop 03-05

								June 3, 2005


Via U.S. Mail

Mr. John Fleming
Chief Executive Officer
GameZnFlix, Inc.
1535 Blackjack Road
Franklin, KY  42134

Re: 	GameZnFlix, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed May 5, 2005
	File No. 333-122162

Dear Mr. Fleming,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page references are to the marked version of the filing that you provided to us.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 2 and reissue. We also note that you have opened another distribution center in Scranton, Pennsylvania. Please update your filing as necessary to reflect recent events.
2.
Additionally, we note that Mr. Hohman assumed the position of president of your subsidiary, GameZnFlix Racing and Merchandising. Please revise your disclosure throughout to discuss the material aspects of your GameZnFlix Racing and Merchandising subsidiary or advise.
3. We note your response to prior comment 5 that you do not have meaningful data on your customer base. We note, however, that in the fifth new paragraph on page 31, you disclose that you estimate 15% of your customer base is comprised of college students.
Additionally,
in the last paragraph on page 16, you disclose that your subscriber base has averaged approximately 3,800 subscribers per month. We believe that information about your customer base would be material to an investor at this stage of your business and should be discussed in the filing, where appropriate, such as the summary, risk factors and business sections.

Registration Statement Cover Page
4. Please refer to footnote 1. We note your good faith estimate includes adjustments for "market fluctuations." However, Rule 416 does not apply to fluctuations resulting from operation of the conversion formula. See Telephone Interpretation #3S under the Securities Act section of the March 1999 supplement to the Manual of
Publicly-Available Telephone Interpretations. Please disclose that you may not rely on Rule 416 for the registration of shares that become issuable as a result of a decline in your floating conversion rate. Also delete references to "market fluctuations" in the summary section.

Prospectus Cover Page, page 1
5. Please revise to disclose here that your auditors have issued a going concern opinion.

Prospectus Summary, page 3
General
6. Please refer to the November 11, 2004 Securities Purchase Agreement for the sale of $150,000 Convertible Debentures ("Debentures") and warrants to buy 15 million shares of common stock and your accounting treatment disclosed in Note 8 on page F-15. Please expand the Prospectus Summary and Liquidity and Capital Resources sections of the filing to provide appropriate disclosures regarding the accounting treatment and the impact on the financial statements related to the Securities Purchase Agreement.

GameZnFlix, Inc., page 3
7. We note your response to prior comment 11 and your disclosure that you had $62,500 of cash as of March 31, 2005. However, in the Liquidity and Capital Resources section on page 21, you disclose a cash balance of $77,657 as of March 31, 2005. Please revise to clarify this discrepancy or advise why no revision is necessary.
8. We note your disclosure that you will only be able to stay in operation for one month. We also note in the risk factors section, on page 6 under the subheading, "We have a history of losses which may continue" that "Based on our current funding arrangement with Golden Gate, we do not anticipate that we will require additional funds to continue our operations for the next twelve months." Please revise to reconcile these two statements or advise.
9. We note your financing facility with Golden Gate Investors, Inc.
that you disclose in the third paragraph of this section. Please revise to quantify the amount you have available through this financing facility and briefly discuss the terms of the financing facility.

Risk Factors, page 5
General
10. We note your response to prior comment 17 and reissue. We continue to believe that the current number of subscribers would be material to an investor and should be disclosed. Please revise the risk factor "If our efforts to attract subscribers are not successful" on page 6 to disclose your current number of subscribers as of the most recent period or advise us why no revision is necessary.

We have a history of losses which may continue, page 6
11. Please revise this risk factor to disclose your burn rate and the amount you need to continue your operations for the next twelve months.

If we experience excessive rates of subscriber churn, page 7
12. We continue to believe that information about your churn rates would be material to an investor and should be discussed. We note your supplemental response to prior comment 17 that you are not able to provide meaningful churn figures. If you do not have this information available, please disclose that fact in this risk factor.



There are a large number of shares underlying our convertible debentures, page 10
13. We note that the convertible debentures may be converted into an estimated 1,997,195,122 shares of common stock. We also note your disclosure under the subheading "The Shares Of Common Stock Allocated
For Conversion" on page 11 that you are currently not authorized to issue that amount of common stock. Please revise your disclosure here to disclose the amount you are authorized to issue. In addition, please revise your disclosure to explain the type of corporate actions you will need to take before all of the shares of common stock you discuss in this risk factor may be sold without restriction.

The Shares of Common Stock Allocated For Conversion, page 11
14. Please explain why you expressed doubt in obtaining an increase to your authorized shares of common stock. If this is the case, please add a separate risk factor to briefly discuss the penalties that you must pay in the event you cannot issue common stock under your Securities Purchase Agreement. In addition, please provide a more detailed description of the penalties in your MD&A section.

Management`s Discussion and Analysis of Financial Condition, page
13
15. We note your response to prior comment 20; however, continue to believe that you should expand your disclosure to discuss any changes to your subscriber base. If true, disclose that you did not have subscribers during a particular time period. Please revise accordingly.

Results of Operations - Three Months Ended March 31, 2005
Compared..., page 16
Net Loss, page 17
16. We note your response to prior comment 23. Please relocate the
"Net Loss" section on page 17 to appear below "Revenues." In addition, please identify the specific "factors" that account for the change in your net loss for this period as well as the period for the year ending December 31, 2004.

Advertising, page 18
17. We note your response to prior comment 21 and reissue. Please revise this section to discuss any material impact your increased advertising in 2004 had, or was reasonably expected to have on your subscriptions and/or revenue.


Results of Operations - Year Ended December 31, 2004 Compared..., page 18
General, page 18
18. We note that you compare your cash flows from 2004 to 2003. Please revise throughout this section to compare the results of operations for fiscal year 2004 versus 2003 for consistency. In the alternative, disclose the reasons why a comparison between the two fiscal years would not be material to investors.

Liquidity and Capital Resources, page 21
19. Please revise to disclose your burn rate.
20. We note that your current cash flow will not be sufficient to maintain your capital requirements and that you will need to raise additional capital. Please disclose how long you can satisfy your cash requirements, given your current amount of working capital. Refer to Item 303(a)(1)(i) of Regulation S-B.
21. Please expand this section to discuss the proceeds raised from issuing common stock during the three months ended March 31, 2005 that you disclose on page II-2, Item 26. Recent Sales of Unregistered
Securities. Also, ensure that these transactions are adequately disclosed in the notes to your financial statements for the quarter ended March 31, 2005.

Marketing, page 30
22. We note your response to prior comment 33. Please identify the
"affiliates" to which you refer. For example, what is the nature of the affiliates (i.e., websites, companies and/or persons)? In addition, are these entities affiliated with your company? Please revise accordingly.

Selling Stockholders, page 44
23. Please revise footnote 4 to clarify that you are referring to the securities to be registered and not the total shares of common stock issuable upon conversion of debentures and warrants.

Financial Statements for the Year Ended December 31, 2004
General
24. Please refer to prior comment 44. Please revise the Notes to the financial statements to separately quantify the dollar amounts of revenues and the related cost of sales associated with the sale of products and revenues and the related cost from providing services.
See paragraph 37 of SFAS 131.
Consolidated Balance Sheet, page F-7
25. Please revise the balance sheet to appropriately reflect the Convertible Debentures at face value less the unamortized discount related to the warrants and the beneficial conversion feature. Also, supplementally tell us, with a view toward expanded disclosure, why you have classified the entire amount related to the Convertible Debentures as a current liability in your balance at December 31, 2004.

Note 1 - Summary of Significant Accounting Policies, page F-11 Revenue Recognition and Cost of Revenue, page F-12
26. Please refer to prior comment 43. You state in the second paragraph under the caption, Product and Service Description, on page
28 that you own all titles that are rented to your subscribers.
In
this regard, please disclose this fact in Note 1 and supplementally provide us with your analysis, in appropriate detail, using the indicators set forth in EITF 99-19 to support your gross reporting accounting treatment for your online movie and video game rental operations as well as your online movie and video game sales operations. We may have further comments upon receipt of your response.

Net Income (Loss) Per Share, page F-13
27. Please disclose the number of potential shares of common stock that were excluded from the computation of diluted earnings per share because their effect was anti-dilutive for each period presented. See paragraph 40(c) of SFAS 128. Also, expand the note to disclose how you calculated your net income (loss) per share information for each period presented.

Note 8 - Convertible Debenture, page F-15
28. Please revise the note to explain where the amortization of the
discount in the amount of $5,602 is reflected in your consolidated statements of operations for the year ended December 31, 2004. Please note that the discount should be amortized to interest expense using the effective interest method.  See Issue 6 of EITF 00-27 for
guidance. Also, revise Note 8 and MD&A to explain your accounting treatment regarding the discount and the impact on your financial statements.
29. Please ensure that the conversion feature as disclosed in Note
8
is the same as your description of the conversion feature in the last paragraph on page 22 (MD&A) and in other sections of the filing. In this regard, please revise the filing for consistency.


Note 9 - Gain From Extinguishment of Debt, page F-15
30. Please refer to the third paragraph. Expand your disclosure to incorporate your response to prior comment 47.

Note 10 - Stock Compensation Plans, page F-15
31. Please refer to the second paragraph. It appears that you granted stock options during 2003 and 2004 at exercise prices that were less than the fair market value of your stock on the dates in which the stock options were granted. In this regard, please revise the filing to recognize compensation expense for the difference between the exercise price of the options and the fair market value of your common stock on the respective dates in which the stock options were granted. See paragraph 10 of APB 25.
32. Please expand the note to disclose how you recognized expenses (i.e., the fair market value of the common stock issued or the fair market value of the services rendered) related to common stock issued under your Non-Employee Directors and Consultants Retainer Stock Plan.

Item 26. Recent Sales of Unregistered Securities, page II-2
33. Please refer to the seventh paragraph of this section that begins with "Between October 30, 2003." We note that you sold shares to two non-accredited investors. But in the last paragraph of this section you disclose that all of the "offerings and sales were made to a limited number of persons, all of whom were accredited investors." We also note in the eighth paragraph that only 89 of the 112 investors who participated in private placements from November 29, 2003 to September 1, 2004 were accredited. Please revise to clarify these discrepancies or advise why no revision is necessary.
34. Please refer to the last paragraph of this section. We note that the securities transfers were restricted by "Radix." Please revise to clarify or advise.
35. Please refer to page II-3, the paragraph that begins with "From
January 24, 2005 to March 17, 2005." Please revise to quantify the total number of options issued to each party. Also, if true, revise to clarify whether the employee was an officer or director of Gamezflix.

Exhibits
36. Please provide manually signed currently dated independent accountants` consents with any amendment.

Other
37. Please comply with our comments as they apply to your Form 10-KSB for the year ended December 31, 2004 and your Form 10-QSB for the quarterly period ended March 31, 2005 (including the interim period financial statements for the quarterly period ended March 31, 2005 included in this filing).
38. You are reminded to consider the requirement to update your financial statements and related information pursuant to Item 310(g)
of Regulation S-B.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Katherine Mathis at (202) 551-3383 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3348 with any other questions.


      	Regards,



      	Jennifer G. Williams
      	Special Counsel


cc:	Stephen Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	via facsimile:  (212) 930-9725

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Mr. John Fleming
GameZnFlix, Inc.
June 3, 2005
Page 1